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                              September 7, 2022

       Kyle Floyd
       Chairman and Chief Executive Officer
       Vox Royalty Corp.
       66 Wellington Street West, Suite 5300
       Toronto, Ontario
       Canada M5K 1E6

                                                        Re: Vox Royalty Corp.
                                                            Form 40FR12B filed
June 27, 2022
                                                            File No. 001-41437

       Dear Mr. Floyd:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Response to comments dated August 22, 2022

       General

   1. We note that in your calculations of mineral royalties as a percentage of total assets with respect to each of
SilverStream SEZC, Vox Royalty Australia Pty Ltd, and Vox Royalty
                                                        Canada Ltd.
(collectively, the    Owning Subsidiaries   ) in Response 1 of your August 22,
                                                        2022 letter you
excluded intercompany debt from the denominator in each of your respective
calculations. Please calculate such figures inclusive of the applicable intercompany debt in
the denominator with respect to each Owning Subsidiary. Please base these calculations
on values, as that term is defined in section 2(a)(41) of the
                                                        Investment Company Act
of 1940 (the    1940 Act   ), as of the end of the last preceding
                                                        fiscal quarter.
   2. Please provide a detailed legal analysis with respect to the 1940 Act as to why you believe the intercompany debt
referenced in your response letters is appropriately excluded from the denominator in the
calculations referenced in Comment 1 above. In your response,
 Kyle Floyd
Vox Royalty Corp.
September 7, 2022
Page 2
         please also describe whether such loans are interest-bearing or require other forms of payment in connection with the issuance of a loan.
3.       With respect to Vox Royalty Corp. (the    Company   ), please
calculate the percentage of
         the Company   s total assets (inclusive of intercompany debt) on a
consolidated bases was
         comprised of mineral royalties. Please base these calculations on values, as that term is defined in section 2(a)(41) of the 1940 Act, as of the end of the last preceding fiscal quarter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any questions.



                                                              Sincerely,
FirstName LastNameKyle Floyd
                                                              Division of
Corporation Finance
Comapany NameVox Royalty Corp.
                                                              Office of
International Corporate
September 7, 2022 Page 2                                      Finance
FirstName LastName